AFTERMARKET ENTERPRISES, INC.
4339 Santa Fe Road #48-D
San Luis Obispo, California 93401-3306

July 18, 2007

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	Aftermarket Enterprises, Inc.
File No. 333-141676

Dear Mr. Fieldsend:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated April 26, 2007, are quoted below and are followed in each case by the Company’s response thereto. Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears. We are also forwarding via overnight delivery courtesy copies of this filing along with computer redlined copies.

General

Comment No. 1

Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Response

The Company will not be using any pictures, graphics or artwork in the prospectus or related to the sale of the securities.

Comment No. 2

We note that throughout your document you refer to officers and directors. Please revise your document to clarify that you are referring to your sole officer and director, Mr. Adam Anthony, or advise us.

Response

We have modified the document.

Outside Front Cover Page of Prospectus

Comment No. 3

We note that you intend to deposit funds in an escrow account with Escrow Specialists. Please note that Rule 15c2-4(b) requires that the funds be deposited in a separate bank account. Please revise or advise us.

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
July 18, 2007

Response

We have included the escrow agreement as an exhibit. As set forth in the escrow agreement, the funds are to be deposited in a separate bank account at Escrow Specialist.

Prospectus Summary, page 3

Comment No. 4

We note that in the second paragraph of your Offering subsection, you include the descriptive phrase that states the following: “Securities offered by selling security holder.” However, you offering appear in fact to be a primary offering in which you are registering the offering of your shares on you own behalf. Please revise, here and on page 17, or advise us.

Response

We have revised to remove this phrase.

Comment No. 5

In this regard, in this paragraph you disclose only the maximum numbers of shares that you may register in this offering. Please include the minimum number as well.

Response, page 3

The minimum number has been added.

Summary Financial Information, page 4

Comment No. 6

Please revise the line item description “Total Current Liabilities” to Total Liabilities or otherwise present this same amount on another line item and labeled as “Total Liabilities.”

Response, page 4

The line item has been changed.

Risk Factors, page 4

Comment No. 7

Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release NO. 33-7497. Also, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risks in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) of Regulation S-B. As examples, please consider the following risk factors:

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
July 18, 2007

-	“Our Vendor Relationships Subject Us to a Number of Risks,” page 5;
-	“We Face Intense Competition,” page 6; and
-	“We may Experience Significant Fluctuations in Our operation Results and Rate of Growth,” page 6.

Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the second risk factor on page 6. Some of your risk factors should be separated into multiple risk factors, such as the second and fourth risk factors on page 5, the third risk factor on page 6, and the first risk factor on page 8. Also, please consider whether other subsections or elements of a discussion within a subsection are necessary for this section and whether certain risk factors can be revised or combined so they are not repetitive. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor. We may have additional comments based on your revisions.

Response, page 5-9

We have revised the risk factor section.

Comment No. 8

Please revise to discuss the following risks:

- That your common stock will be subject to the penny stock rules; and
- The anti-takeover risk of your blank check preferred stock.

Response, page 8

We have added the risk factors.

We are a small company with limited capital resources…, page 5

Comment No. 9

Please revise to quantify your net losses.

Response, page 5

We have added the loss numbers.

Changes to Our Relationships with Key Suppliers Could Damage Our Business, page 5

Comment No. 10

Please disclose whether any one of these suppliers, or vendors in the subsequent risk factor, provides you with 10% or more of your products. If so, please disclose the supplier or vendor and discuss specific risk to you if you are unable to purchase products from these entities in the future.

Response, page 5

We have added the supplier information.

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
July 18, 2007

Changes to Our Relationships with Key Suppliers Could Damage Our Business, page 5

Comment No. 11

In this risk factor, you list 11 circumstances that you claim could cause significant fluctuations in your operating results and rate of growth. Please consider whether any of these circumstances are risks material enough to be included in their own, separate risk factor. If not, please consider revising this risk factor so that the factors causing any fluctuations do not appear more important than the overall risk. Also, please revise the first full risk factor on page 7 in the same manner.

Response, page 6

We have revised the risk factors.

There is no current market for Aftermarket’s stock making any investment an . . ., page 9

Comment No. 12

In the third sentence of this risk factor, you state that you do not know if a market maker will “continue” acting for you. However, you do not currently have a market maker. Please revise or advise. Also, please revise this disclosure throughout our document, including under the Market for Common Equity and Related Stockholder Matters section on page 24.

Response, page 9 and 25

We have revised the disclosure.

Dilution, page 10

Comment 13

Please revise to subtract the expected offering costs of $17,500 disclosed on page 11 from the expected proceeds used in the calculation of “adjusted net tangible book value per share after this offering” and “increase per share attributable to new investors.”

Response, page 10

We have subtracted the $17,500 from proceeds.

Determination of Offering Price, page 12

Comment 14

We note that you considered prior sales as one factor in determining the offering price. Please expand your disclosure to discuss why you determined the price of your common stock to be $0.25 per share for this offering when you sold your common stock to your president and seven other investors in August 2006 at $0.01 per share.

Response, page 12

Additional disclosure has been added.

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
July 18, 2007

Plan of Distribution, page 12

Comment No. 15

In the sixth paragraph of this section, you state that the “common stock is being offered by Adam Anthony, the officer and director of Aftermarket…” Please revise to clarify that Mr. Anthony will be offering the shares on your behalf. In addition, please disclose the exemption from broker-dealer registration that Mr. Anthony plans to rely upon as a participant in the offering. In this regard, if you intend to rely on Rule 3a4-1, please provide with a detailed analysis demonstrating how he satisfies the conditions of the exemption. We may have further comment.

Response, page 12-13

We have revised the disclosure to make it clear Mr. Anthony is selling the securities on behalf of the Company and that we will be rely on the safe harbor exemption provided by Rule 3a4-1. We believe Mr. Anthony qualifies for the safe harbor exemption provided by Rule 3a4-1 since he is not statutorily disqualified based on Section 3(1) (39); nor will he receive compensation related to the sale of the securities. He is not a broker or dealer. Furthermore, at the close of the offering, he will be serving as an officer and director of the Company and participating in the daily operations of the Company. He has not participated in any sale of securities, for any company, within the last twelve months.

Comment No. 16

We note that officers and directors will purchase shares in the offering; please revise to clarify that Mr. Anthony may purchase shares in an effort to reach the minimum subscription amount. Please also revise to state whether these shares will be purchased for investment or resale.

Response, page 13

WE have revised the disclosure.

Directors, Executive Officers, Promoters and Control Persons, Page 13

Comment No. 17

Please disclose the business experience of Adam Anthony without any gaps or ambiguities over the past five years. See Item 401(a) (4) of Regulation S-B. In this regard, please disclose whether Mr. Anthony was the chief executive officer of Thaon Communications from April 2002 to April 2003 before he became a business consultant for PracticeXpert, Inc. If not, please disclose Mr. Anthony’s business experience from April 2002 to April 2003.

Response, page 13

We have added additional disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 14

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
July 18, 2007

Comment No. 18

Please update the information as of the most recent practicable date. Further, in a footnote to your table, please identify the natural person, natural persons, or the publicly registered company that has the ultimate voting or investment control over the shares held by Ascendiant Capital.

Response, page 14

We have updated the information and added the owners of Ascendiant Capital.

Description of Securities, page 14

Market Information, page 15

Comment No. 19

In this subsection, you state that the development of a trading market will be dependent on market markers and other broker-dealers engaging in market making activities in you securities. Please state that there is no assurances that a market maker will engage in market making activities in you securities.

Response, page 16

Additional disclosure has been added.

Reports to Shareholders, page 16

Comment No. 20

Also, please include all of the information required by Item 101(c)(3) of Regulation S-B.

Response, page 16

We have revised the disclosure.

Description of Business, page 17

Comment No. 21

Please describe the terms of the reverse merger in September 2006, including the consideration paid and the number of shares purchased.

Response, page 17

We have added additional information.

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
July 18, 2007

Comment No. 22

In this section specifically, and throughout your document generally, please review your disclosure and ensure that you identify the source of or the statements you provide. Currently, you include many factual statements, but you have not indicated whether the source of this information is based upon management’s belief, industry data, reports, articles or any other source. If the statements are based upon management’s belief, please indicate that this is the case and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us appropriately marketed and dated. The following are examples only of the statements for which you need sources:

-
“According to independent market research this segment has a broader range and larger number of products tat the other two segments and the total size of this market segment was estimated to be $6.28 billion in 2005 (measured in wholesale dollars, representing 57.4% of the overall specialty automotive equipment industry,” under Market Overview on page 18;

-	“According to independent market research, most consumers approach modifying their light trucks from one of four basic perspectives…,” under Market Overview on page 18;
-	“A larger percentage of our customers have other vehicles…,” under business strategy on page 19; and
-	“This market [the Tuner market] has expanded significantly in recent years and there are a number of websites catering to this market,” under Business Strategy on page 19.

We may have further comments once we examine your revisions.

Response

We have revised the disclosure.
Market Overview, page 18

Comment No. 23

In the third paragraph of this section, you state that the total size of specialty accessories and appearance products segment was estimated to be $6.28 billion in 2005. Also, in the firth paragraph, you state that the light truck segment is estimated at approximately $3.6 billion. Please tell us why you believe it is appropriate for you to discuss the overall size of these segments based on your size and your market share of these segments. If you believe it is appropriate to discuss the size of these segments, please be sure to discuss your size relative to the segments as a whole.

Response

We have removed the overall market size.

Business Strategy, page 19

Comment No. 24

In the second paragraph of this subsection, you state that you have begun researching a variety of methods for increasing traffic to your website. Please disclose the results of this research and discuss how you will use this information in your operations.

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
July 18, 2007

Response, page 19

We have added additional disclosure.

Comment No. 25

In this regard, please estimate the amount spent during each of the last two fiscal years on research and development activities, and if applicable the extent to which the cost of these activities are borne directly by customers. See Item 101(b) (10) of Regulation S-B.

Response, page 19

We have indicated we are currently spending no money on research and development.

Comment No. 26

In this section, you state that you will begin immediately to implement “those tools available to [you] for little or no cost and will track their effectiveness closely.” Please disclose these tools and how you will track their effectiveness. In this regard, please disclose the tools for which you will run similar tests when capital is available.

Response, page 19

We have added additional disclosure.

Comment No. 27

Please describe what you mean by a “Customer Relationship Management software solution,” the manner in which you are researching the best one for you, and how you will use it in your operations.

Response, page 19

We have added additional disclosure

Comment No. 28

We note the following statement in the fourth paragraph of this subsection: “We believe that by leveraging some of the supplier relationships we have forgoing new supplier relationships for products we don’t currently offer and leveraging the software we have for our storekeeping in our existing website, we can cross promote a generic auto accessory website and increase our revenues and gross profit without significantly increasing our costs.” Please revise this statement to explain and discuss your meaning without relying on jargon. In this regard, please revise the sixth paragraph of this subsection without relying on jargon as well.

Response, page 19-20

We have revised the disclosure.

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
July 18, 2007

Comment No. 29

In the first full paragraph on page 20, you state that you maintain a close relationship with all of you r key suppliers. Please disclose the names of all your principal suppliers. See Item 101(b) (5) of Regulation S-B.

Response, page 20

The suppliers have been added.

Opportunities for Growth, page 20

Comment No. 30

In this subsection, you list a variety of opportunities for growth of your operations. Please discuss how you will implement or take advantage of each of these opportunities. Also, please disclose how far along you are in implementing any plan to take advantage of these opportunities.

Response, page 20

Additional disclosure has been added.

Marketing and Promotion, page 20

Comment No. 31

You state that you may engage in certain marketing activities depending on the success of your offering. Please discuss the priority and implementation of these marketing activities based on whether you receive the minimum, maximum, or other proceeds from your offering. As applicable, please provide this disclosure in your Use of Proceeds section as well.

Response, page 21

We have added a more detailed breakdown on anticipated marketing expenditures.

Management’s Discussion and Analysis of Financial Condition and Results…, page 21

Comment No. 32

Please revise this entire section to provide a balanced, executive-level discussion of the most important matters on which you focus in evaluating your financial condition and operating performance. Consider discussing the key operating indicators on which management focuses in assessing the business. See Item 303 of Regulation S-B and SEC Release No. 33-8350.

Response, page 22-24

The section has been revised.

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
July 18, 2007

Comment No. 33

In this regard, please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, and/or income, or results in you liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance so indicative of future performance. Please discuss whether you expect your financial position to remain at its current level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

-	economic or industry-wide factors relevant to your company, and
-	material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-B and SEC Release No. 33-8350.

Response, page 22-24

The section has been revised.

Results of Operations, page 22

Comment No 34

In this section and your Liquidity and Capital Resources section, you discuss the changes in operation and cash flow amounts between your fiscal year ended December 31, 2005 and your fiscal year ended December 31, 2006. However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulations S-B and SEC Release No. 33-8350.

Response, page 24

We have revised the section.

Liquidity and Capital Resources, page 23

Comment No. 35

You state that you “raised some additional capital in 2006.” Please describe how you raised this capital and how much capital you were able to raise.

Response

We have removed the reference.

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
July 18, 2007

Certain Relationships and Related Transactions, page 23

Comment No. 36

Please revise to include the information required by Item 404(c) of Regulation S-B, or advise us. In addition, please discuss the term of the conversion of debt to equity, which is mentioned on page F-5 or advise us.

Response, page 25

We have modified this section.

Market for Common Equity and Related Stockholder Matters, page 24

Possible Sale of Common Stock Pursuant to Rule 144, page 24

Comment No. 37

Please also discuss the restrictions regarding the control securities issued to affiliates, including Mr. Anthony.

Response, page 26

WE have revised this section.

Financial Statements, page F-1

Comment No. 38

Please update the financial statements and the related management’s discussion and analysis discussion as needed. Your financial statements must include a balance sheet as of a date less than 135 days before the effective date of your registration statement. Refer to Item 310(g) of Regulation S-B.

Response

The quarterly financial statements are provided. Additionally, we will update the financial statements with the June 2007 quarter when available.

Consolidated Statements of Stockholders’ Deficit, page F-5

Comment No. 39

Please provide us with the details of the transactions underlying the amount presented in the “Conversion of debt to equity” line item in your statement of stockholder’ deficit for the year ended December 31, 2006. Explain why this conversion did not result in the issuance of common stock.

Response

The Consolidated Statements of Stockholders’ Deficit on page F-5 has been revised.

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
July 18, 2007

Note 1. Organization and Summary of Significant Accounting Policies, page F-7

Comment No. 40

We note from your disclose at page 18 that you maintain relationships with manufactures and distributors who ship your orders directly to customers on your behalf. Please expand your discussion of significant accounting policies to describe your revenue recognition policy. In your disclosure, specifically address when the title of risk and loss is passed to your customer.

Response

Note 1 Organization and Summary of Significant Accounting Policies on page F-7 has been revised to address the revenue recognition policy on shipments from manufacturers to customers and when title of risk and loss passes to the customer.

Business Activity, page F-7

Comment No. 41

You disclose at page F-7 that you were organized on September 1, 2006. However, you disclose at page 4 that you were incorporated in August 2006. You also disclose at page 25 that on August 20, 2006 you issued 1,100,000 shares to seven individuals for $11,000 shortly after Aftermarket Enterprises, Inc. was formed. Please revise your disclosure as appropriate to address this inconsistency.

Response

Comment No. 42

Please clarify your disclosure regarding the transaction with Aftermarket Enterprises and Aftermarket Express, Inc. and Aftermarket Express, Inc.’s transaction with Everything SUV, LLC. We note your disclose that on July 24, 2006 all rights, titles and interest to any and all memberships and ownership interest in Everything SUV, LLC were transferred to Aftermarket Express, Inc. You also indicate the company acquired all the outstanding shares and common stock of Aftermarket Express, Inc. on September 1, 2006 in a reverse merger. Please provide us with a detailed analysis of these transactions which include the following:

-	Explain what consideration was exchanged by both parties in both transactions and identify and common ownership; and
-
Provide us with a tabular presentation of the balance sheets on the transaction dates of both Aftermarket Enterprises’ transaction with Aftermarket Express, Inc. and Aftermarket Express, Inc.’s transaction with Everything SUV, LLC that include columns for each entity, acquisition adjustments and the combined companies after the mergers.

Response

Business Activity on page F-7 has been revised to account for the different method of accounting for the acquisition.

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
July 18, 2007

Recently Issued Accounting Pronouncements, page F-7

Comment No. 43

We advise you that the purpose of discussing recently issued accounting standards is to alert readers of potential material matters arising from a change to a new accounting standard which will be accounted for in financial statements of future periods, prospectively or with a cumulative catch-up adjustment. Therefore, please replace your disclosure with a discussion of more recently issued accounting pronouncements. For each pronouncement disclose the impact, if any, that you expect the adoption will have on your financial statements.

Response.

The Recently Issued Accounting Pronouncements on page F-7 has been updated with more current pronouncements with the expected impact of the adoption of these pronouncements.

Note 2. Business Acquisition, page F-8

Comment No. 44

We note your disclosure that on September 1, 2006 you acquired all of the outstanding shares of common stock of Aftermarket Express, Inc. for $31,300. If Aftermarket Express, Inc. was purchased for cash and the majority of the voting equity of the combined equity was not transferred to the shareholders of the operating entity, it appears that the transaction should have been treated as a business combination under SFAS 141 as opposed to a reverse merger accounted for as a recapitalization of the operating entity. Please advise.

Response.

The transaction to acquire all the outstanding shares of common stock of Aftermarket Express, Inc. has been revised and treated as a business combination instead of a reverse merger. All financial statements and notes have been revised to account for this different method of accounting for the acquisition.

Note 4. Related Party transactions, page F-8

Comment No. 45

We note from your disclosure that as of December 31, 2006, you had received loans totaling $30,000 from your shareholders. Please reconcile this amount to the amounts presented in the “Proceeds from related party loans” n you statements of cash flows for the years ended December 31, 2006 and December 31, 2005.

Response

Note 4 Related Party Transactions on page F-8 has been revised to account for the different method of accounting for the acquisition.

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
July 18, 2007

Part II. Information Not Required in Prospectus, page II-1

Item 28. Undertakings, page II-3
Comment No. 46

Please revise to include the undertakings in Item 512(a)(4) and (g)(2) of Regulation S-B.

Response

The undertakings have been added.

Signatures
Comment 47

We note that the signature lines are blank. Please revise to include the name of each signatory and revise to indicate whether it was signed by that person. Please also revise to identify the signatures of the principal execute, accounting and financial officers. See the instructions for signature on Form SB-2.

Response

The signatures lines have been revised to indicate the parties signing.

Exhibits
Comment 48

Please confirm that you have filed all material agreements, or file them with your next amendment. In this regard, we note that you have not included any business agreements or agreements in connection with the debt owed to stockholders.

Response

Additional exhibits have been added.

Comment 49

Please update your independent auditors’ consent.

Response

The auditors consent has been updated.

If you have further questions or need additional information, please let me know.

            Sincerely,
            AFTERMARKET ENTERPRISES, INC.

                                        /s/ Adam Anthony
            Adam Anthony, CEO